

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 2, 2009

<u>Via U.S. Mail</u>

Mr. Roger Moody
Chief Financial Officer
Nanosphere, Inc.
4088 Commercial Avenue
Northbrook, Illinois 60062

> **Re: Nanosphere, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, and**
> ** June 30, 2009**
> **File No. 001-33775**

Dear Mr. Moody:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief